SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.2)*

Delphi Automotive PLC

(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G27823106
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]Rule 13d-1(b)
[ ]Rule 13d-1(c)
[x]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

8,725,096

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

8,725,096

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,725,096

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.8%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

16,204,104

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

16,204,104

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,204,104

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

16,204,104

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

16,204,104

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,204,104

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the ordinary shares (the “Ordinary Shares”) of Delphi Automotive PLC (the “Issuer”) beneficially owned by Elliott Associates, L.P. and its wholly owned subsidiaries (“Elliott Associates”), Elliott International, L.P. (“Elliott International”) and Elliott International Capital Advisors Inc. (“International Advisors” and collectively, the “Reporting Persons”) as of February 6, 2013, and amends and supplements the Schedule 13G originally filed on February 14, 2012, as previously amended (the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

Item 4.Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount beneficially owned:

Elliott Associates individually beneficially owns 8,725,096 Ordinary Shares.  Elliott Associates owns its 8,725,096 Ordinary Shares through Gatwick Securities LLC, a Delaware limited liability company and a wholly-owned subsidiary of Elliott Associates.

Elliott International and International Advisors together beneficially own the 16,204,104 Ordinary Shares held by Elliott International.

Elliott Associates, Elliott International and International Advisors together beneficially own an aggregate of 24,929,200 Ordinary Shares.

(b)     Percent of class:

Elliott Associates’ ownership of 8,725,096 Ordinary Shares constitutes 2.8% of all of the outstanding Ordinary Shares.

Elliott International and International Advisors' aggregate beneficial ownership of 16,204,104 Ordinary Shares constitutes 5.1% of all of the outstanding Ordinary Shares.

Elliott Associates, Elliott International and International Advisors' aggregate beneficial ownership of 24,929,200 Ordinary Shares constitutes 7.9% of all the outstanding Ordinary Shares.

(c)      Number of shares as to which such person has:

                            (i)      Sole power to vote or to direct the vote

                                      Elliott Associates has sole power to vote or direct the vote of 8,725,096 Ordinary Shares.

                            (ii)     Shared power to vote or to direct the vote

                                     Elliott International and International Advisors together have shared power to vote or direct the vote of 16,204,104 Ordinary Shares.

                           (iii)    Sole power to dispose or to direct the disposition of

Elliott Associates has sole power to dispose or direct the disposition of 8,725,096 Ordinary Shares.

(iv)    Shared power to dispose or to direct the disposition of

Elliott International and International Advisors together have shared power to dispose or direct the disposition of 16,204,104 Ordinary Shares.

Item 7.    Identification and Classification of the
                    Subsidiary Which Acquired the Security Being
                     Reported on by the Parent Holding Company.

        Elliott Associates holds its 8,725,096 Ordinary Shares through Gatwick Securities LLC, a Delaware limited liability company and a wholly-owned subsidiary of Elliott Associates.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  February 13, 2013

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President